Exhibit 9.5

FBC Holding, Inc. Announces Appointment of New Director

NEW YORK, September 13, 2012 /PRNewswire -- (OTC Markets: FBCD) FBC Holding, Inc. announced today that Frank Russo has joined the board of directors effective immediately. Russo is the former Vice President of Development for RYCA and is an expert in implementing sales distribution and product strategy, sales team leadership, marketing, market analysis and business development. Prior to joining RYCA and FBC Mr. Russo was the President of Gladiator Sales, Inc., which was the exclusive sales agency for Puma North America. He led Gladiator to reestablish the Puma brand to prominence and increased minimum sales revenue to over $75 million with 13 sales associates. Under his leadership Gladiator was named Brand Agency of the Year – 2000 and 2002.

Russo stated, “I am very excited to be affiliated with FBC Holding at this time just prior to a major product launch and am looking forward to assisting the management with its national roll-out.” A spokesman for the company said that, “Frank is exactly the caliber of marketing professional that the Company needs at this time. His experience with Puma and his extensive marketing knowledge and contacts will assist us immensely.”

The company further stated that it will be announcing further additions to the board and to management shortly and will be introducing it major new product next week. Shareholders and followers of Urtoice can sign up as members at the company’s website at  www.urtoice.com and receive additional details.

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